


04002598



MAR - 1 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Colonial Brokerage, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__One Commerce St., 7th Floor__
(No. and Street)

__Montgomery__   __AL__   __36104__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Beth Johnson__   __334-240-5155__
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__PriceWaterhouseCoopers__
(Name – if individual, state last, first, middle name)

__One Commerce St., 7th Floor   Montgomery, AL 36104__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Beth Johnson_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Colonial Brokerage, Inc. , as
of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Beth Johnson
Signature

FINOP
Title

Anita Lynn Henderson
Notary Public
Commission expires 5/8/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Colonial Brokerage, Inc.

(Wholly Owned Subsidiary of The Colonial
BancGroup, Inc.)
Financial Statements and
Supplementary Information
December 31, 2003

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Contents
December 31, 2003



PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

Report of Independent Auditors

To the Board of Directors
Colonial Brokerage, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Colonial Brokerage, Inc. (the Company) at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	114,263
Commissions receivable from clearing broker		337,157
Deposit with clearing broker		50,000
Income taxes receivable		11,410
	$	512,830

Liabilities and Stockholder's Equity

Due to parent	$	413,716

Commitments and contingencies (Note 6)

Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	179,990
Retained deficit	(80,886)
	99,114
$	512,830

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Income
Year Ended December 31, 2003

Revenues	
Commissions	$ 5,285,549
Interest income	1,193
Total revenues	5,286,742
Expenses	
Salaries and employee benefits	$ 937,345
Sales commissions	2,904,462
Clearing fees	413,914
General and administrative	408,477
Mangement fees	248,963
Occupancy	223,540
Professional fees	149,914
Total expenses	5,286,615
Income before income taxes	127
Income tax expense	
Net income	$ 127

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balances, January 1, 2003	$ 10	$ 159,990	$ (81,013)	$ 78,987
Net income			127	127
Contributions from parent		20,000		20,000
Balances, December 31, 2003	$ 10	$ 179,990	$ (80,886)	$ 99,114

The accompanying notes are an integral part of these financial statements

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 127
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Change in commissions receivable from clearing broker	(219,285)
Increase (decrease) in operating liabilities	
Change in due to parent	129,344
Net cash used in operating activities	(89,814)
Cash flows from financing activities	
Contributions from parent	20,000
Net cash provided by financing activities	20,000
Net decrease in cash and cash equivalents	(69,814)
Cash and cash equivalents	
Beginning of year	184,077
End of year	$ 114,263

The accompanying notes are an integral part of these financial statements

1. **Organization and Nature of Business**

   Colonial Brokerage, Inc. (the Company) was incorporated under the laws of the state of Delaware on October 20, 2000. The Company was approved as a Member of the National Association of Securities Dealers, Inc. on September 4, 2001 and commenced business as a broker-dealer on January 23, 2002. The Company operates as an introducing broker-dealer that clears on a fully disclosed basis. The Company is a wholly owned subsidiary of The Colonial BancGroup, Inc. (BancGroup).

2. **Significant Accounting Policies**

   Basis of Presentation
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

   Commissions
   Commissions are recorded as revenue on a trade date basis in accordance with the contractual agreement with the clearing broker.

   Cash Equivalents
   The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

   Sales Commissions
   Sales commissions are recorded as expense on a trade date basis.

3. **Related Parties**

   BancGroup made an initial capital contribution of $160,000 to the Company during the year ended December 31, 2001. During 2003, BancGroup made an additional capital contribution of $20,000 to the Company.

   The Company has a non-interest payable due to BancGroup of $413,716 at December 31, 2003.

   Sales commissions paid to employees of BancGroup totaled $2,904,462 for the year ended December 31, 2003.

   The Company paid management fees of $248,963 to BancGroup during 2003. These fees were for administrative services provided to the Company by BancGroup.

4. **Income Taxes**

   The Company files a consolidated income tax return with BancGroup and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes.* Under a tax allocation arrangement, BancGroup allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. Additionally, there was no income tax

expense allocated by BancGroup to the Company for 2003, due to the de minimus amount of pretax income. There were no temporary differences at the statement of financial condition date and, therefore, no resulting deferred tax assets or liabilities.

5. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had computed net capital of $85,419, which was $35,419 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2003 was 4.84 to 1.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

6. **Commitments and Contingencies**

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company paid no amounts to the clearing broker related to these guarantees. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

7. **Liabilities Subordinated to Claims of General Creditors**

The Company had no borrowings under subordination agreements at December 31, 2003.

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
December 31, 2003   Schedule I

Net Capital

Total stockholder's equity	$	99,114
Deductions and/or charges		
Nonallowable assets		(13,695)
Net capital	$	85,419

Aggregate Indebtedness

Items included in balance sheet		
Due to parent	$	413,716
Total aggregate indebtedness	$	413,716

Computation of Basic Net Capital Requirement

Minimum net capital required	$	50,000
Excess net capital	$	35,419
Ratio: Aggregate indebtedness to net capital		4.84 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by Colonial Brokerage, Inc. and included in its unaudited Part II Focus Report filing, filed on February 27, 2004.

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
December 31, 2003   Schedule II

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(1) of the rule, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.



PricewaterhouseCoopers LLP
One Commerce Street
Suite 703
Montgomery AL 36104-3542
Telephone (334) 834 9107
Facsimile (334) 834 7082

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5

To the Board of Directors and Management
Colonial Brokerage, Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Colonial Brokerage, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

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Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004

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